UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Enzon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

293904-10-8

(CUSIP Number)

Christopher P. Davis, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 293904-10-8

1	NAME OF REPORTING PERSON DellaCamera Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON 00

1	NAME OF REPORTING PERSON Ralph DellaCamera, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Andrew Kurtz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Vincent Spinnato
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,446,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,446,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,446,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN, HC

This statement is filed with respect to the shares of the common stock, $0.01 par value (the “Common Stock”), of Enzon Pharmaceuticals, Inc. (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of January 7, 2009 and amends and supplements the Schedule 13D filed originally on December 19, 2007, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), DellaCamera Capital Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”), DellaCamera Capital Management, LLC, a Delaware limited liability company (“DCM” and, collectively with the Master Fund and the Offshore Fund, the “Fund”), Ralph DellaCamera, Jr., a citizen of the United States (“Mr. DellaCamera”), Andrew Kurtz, a citizen of the United States (“Mr. Kurtz”) and Vincent Spinnato, a citizen of the United States (“Mr. Spinnato”) (together, the “Reporting Persons”).

No transactions have been effected by the Reporting Persons since the filing of their last Schedule 13D amendment on November 26, 2008. As of the date of this filing, the Reporting Persons as a group beneficially own 3,446,558 shares of Common Stock, representing 7.6% of the outstanding shares of Common Stock. The 3,446,558 shares of Common Stock beneficially owned by the Reporting Persons are comprised of: (a) 2,922,998 shares of Common Stock, and (b) 4% Convertible Senior Notes due 2013 convertible into 523,560 shares of Common Stock.

Item 2. Identity and Background

(b).	RESIDENCE OR BUSINESS ADDRESS

The business address of each of DCM and Messrs. DellaCamera, Kurtz and Spinnato is 461 Fifth Avenue, 10th Floor, New York, New York 10017.

The business address of each of the Master Fund and Offshore Fund is c/o Ogier Fiduciary Services (Cayman) Limited, Queensgate House, PO Box 1234, Grand Cayman KY1-1108, Cayman Islands.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D has been supplemented by adding the following:

The Master Fund has submitted the nomination of Dr. Stefan Aigner and Philip R. Broenniman (collectively, the “Stockholder Nominees”), two independent, highly-qualified candidates, for election to the Issuer’s Board of Directors at the Issuer’s 2009 annual meeting of stockholders (the “2009 Annual Meeting”). The Reporting Persons reserve the right to solicit proxies to see that these candidates are added to the Issuer’s Board of Directors, but have made no definitive decision to do so at this time. Additionally, the Reporting Persons have other concerns regarding the Issuer, including those relating to the management, capital allocation and governance policies of the Issuer, and the Reporting Persons reserve the right to make shareholder proposals and solicit proxies in support of such proposals.

The Master Fund sent the Issuer formal notice of its nomination of the Stockholder Nominees, a copy of which is attached as Appendix XIII, for election to the Issuer’s Board of Directors as Class I Directors at the 2009 Annual Meeting.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days (previously filed).

Appendix II: Joint Filing Agreement (previously filed).

Appendix III: Instruction C Person Information (previously filed).

Appendix IV : Letter to Issuer dated December 19, 2007 (previously filed).

Appendix V : Letter to Issuer dated January 11, 2008 (previously filed).

Appendix VI : Notice of Nomination of Stockholder Nominees dated January 14, 2008 (previously filed).

Appendix VII : Agreement among the Issuer, Master Fund, Offshore Fund and DCM dated February 11, 2008 (previously filed).

Appendix VIII : Letter to Issuer dated May 1, 2008 (previously filed).

Appendix IX: Letter to Issuer dated May 20, 2008 (previously filed).

Appendix X : Letter to the Issuer dated July 1, 2008 (previously filed).

Appendix XI: Letter to the Issuer dated October 6, 2008 (previously filed).

Appendix XII : Letter to Issuer dated November 25, 2008 (previously filed).

Appendix XIII: Notice of Nomination of Stockholder Nominees dated January 7, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 7, 2009

DELLACAMERA CAPITAL MASTER FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL FUND, LTD.

By: /s/ Andrew Kurtz
Andrew Kurtz, Director

DELLACAMERA CAPITAL MANAGEMENT, LLC

By: /s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr., Managing Member

/s/ Ralph DellaCamera, Jr.
Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
Andrew Kurtz

/s/ Vincent Spinnato
Vincent Spinnato

APPENDIX XIII

DELLACAMERA CAPITAL MASTER FUND, LTD.

c/o DellaCamera Capital Management, LLC

461 Fifth Avenue, 10th Floor

New York, New York 10017

January 7, 2009

BY HAND, FEDEX AND FAX

Enzon Pharmaceuticals, Inc.

685 Route 202/206

Bridgewater, New Jersey 08807

Attn: Corporate Secretary and

Governance & Nominating Committee

Re:	Notice of Nomination of Directors for 2009 Annual Meeting of Stockholders of Enzon Pharmaceuticals, Inc. ("Enzon")

Gentlemen:

DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (“DellaCamera”), is currently the record holder of 1,000 shares of common stock of Enzon, par value $.01 (the “Common Stock”), and the beneficial owner of an additional 3,445,5581 shares of Common Stock. DellaCamera, a private investment fund, has a name and address on the Enzon stock transfer ledger of DELLACAMERA CAPITAL MASTERFUND LTD at 200 PARK AVE STE 3300 NEW YORK NY 10166.2  Because the record date for the Enzon 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”) has not been announced publicly, the number of shares of Common Stock which will be owned beneficially or of record by DellaCamera as of such record date is not known. DellaCamera currently does not hold any proxies relating to any Enzon shares.

In accordance with Article II, Section 2.15 of the Enzon By-laws, DellaCamera hereby delivers this Notice of Nomination to Enzon for the purpose of nominating the two (2) individuals (the “Stockholder Nominees”) specified below for election as Class I Directors of Enzon at the 2009 Annual Meeting (or a special meeting held in lieu thereof). DellaCamera shall hereafter be referred to as the “Nominating Stockholder.”

_________________________

1  The 3,445,558 shares of Common Stock reported as being owned beneficially (and not of record) by DellaCamera in this Notice of Nomination includes 523,560 shares of Common Stock into which 4% Convertible Senior Notes due 2013 held by DellaCamera are convertible.

2  Note that the Nominating Stockholder’s United States mailing address is now c/o DellaCamera Capital Management, LLC at 461 Fifth Avenue, 10th Floor, New York, New York 10017.

THE STOCKHOLDER NOMINEES:

Dr. Stefan Aigner

Stefan Aigner, MD, CFA, age 43, is a founder of Inspirion Pharmaceuticals, LLC (“Inspirion”), a company formed in 2006 to pursue opportunities in the specialty pharmaceutical industry, and has been principally occupied in that role since May of 2008. From 2006 until 2008, Dr. Aigner was the Executive Vice President of Corporate and Business Development at Alpharma Inc. (“Alpharma”), a global specialty pharmaceutical company. Before joining Alpharma, Dr. Aigner was co-founder and Executive Vice President of Business Development and Medical Affairs for Reliant Pharmaceuticals, Inc. (“Reliant”), a pharmaceutical company that specializes in the development, commercialization and marketing of prescription therapeutic products. Dr. Aigner served at Reliant from 1999 until 2006. During his tenure with Reliant, Dr. Aigner led the company through multiple product acquisitions and significant in-licensing transactions and was responsible for building the company’s cardiovascular portfolio through strong partnerships with leading U.S. and European companies. Prior to Reliant, Dr. Aigner was a consultant with healthcare consulting firm The Wilkerson Group from 1996 until 1999. Dr. Aigner is currently a director of Cipher Pharmaceuticals Inc., a drug development company. Dr. Aigner graduated summa cum laude with a degree in medicine from the University of Erlangen.

As of the date of this notice, Dr. Aigner does not, directly or indirectly, beneficially or of record, own any Enzon securities.

The business address of Dr. Aigner is Inspirion Pharmaceuticals, LLC, 181 Crestview Road, Bridgewater, New Jersey 08807. Dr. Aigner resides as 112 Mount Airy Road, Pipersville, Pennsylvania 18947.

Philip R. Broenniman

Philip R. Broenniman, CFA, age 43, has been a Principal and Portfolio Manager at Visium Asset Management, LLC (“Visium”), an asset management company, since November 2008 when Cadence Investment Partners, LLC (“Cadence”), an asset management company founded by Mr. Broenniman, merged into Visium. Mr. Broenniman founded Cadence in 2003 where he served as the Managing Partner and Senior Portfolio Manger. As at Cadence, Mr. Broenniman’s primary responsibilities at Visium are to analyze and invest in equity, fixed-income and derivative instruments, and, when in the best interest of investors, to take an active role in matters relating to corporate governance. Prior to founding Cadence, Mr. Broenniman was a Partner and Portfolio Manager at Monarch Capital Holdings, Ltd., also an investment firm, from June 2001 to May 2003. Mr. Broenniman has been in the financial industry since 1987, including five years in portfolio management with the Bass family of Fort Worth, Texas. Mr. Broenniman received a B.S. in Computer Science from Duke University and earned an M.B.A. from The Darden School of the University of Virginia.

As of the date of this notice, Mr. Broenniman does not, directly or indirectly, beneficially or of record, own any Enzon securities.

The business address of Mr. Broenniman is Visium Asset Management, LLC, 950 Third Avenue, 29th Floor, New York, New York 10022. Mr. Broenniman resides at 87 Lafayette Avenue, Apt. #3, Brooklyn, New York 11217.

The Nominating Stockholder believes that the background and qualifications of the Stockholder Nominees are impressive, and that each of the Stockholder Nominees would add substantial value and would strengthen the quality of the entire Enzon Board of Directors.

None of the Stockholder Nominees has held a position or office with Enzon, and none of the employers listed above are a parent, subsidiary or affiliate of Enzon.

With respect to all securities of Enzon purchased or sold by each of the Stockholder Nominees within the past two (2) years, the dates on which such securities were purchased or sold and the amounts of such purchases or sales by each are set forth on Schedule 1 attached hereto.

No part of the purchase price or market value of any of the shares purchased and owned beneficially, directly or indirectly by any of the Stockholder Nominees within the past two (2) years was borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

None of the Stockholder Nominees is, or was, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Enzon, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

No associate of the Stockholder Nominees owns any securities of Enzon beneficially, directly or indirectly.

None of the Stockholder Nominees owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Enzon.

None of the Stockholder Nominees has any arrangement or understanding between him and any other person, including the Nominating Stockholder, pursuant to which such Stockholder Nominee is to be selected as a director or nominee of Enzon other than his consent to serve as a Director of Enzon, if elected.

None of the Stockholder Nominees or any of their associates has any arrangement or understanding with any person with respect to any future employment by Enzon or its affiliates or with respect to any future transaction to which Enzon or any of its affiliates may be a party.

None of the Stockholder Nominees has a substantial interest, direct or indirect, by security holdings or otherwise, that will be acted upon at the 2009 Annual Meeting other than as to their election as Directors.

In the past five (5) years, none of the Stockholder Nominees has been a party to or convicted in any legal or bankruptcy proceeding or subject to any judgment, order or decree of the type described in Item 401(f) of Securities and Exchange Commission (“SEC”) Regulation S-K.

None of the Stockholder Nominees is involved in any material pending legal proceedings incidental to the business to which Enzon or any of its subsidiaries is a party or of which any of their property is the subject.

Since the beginning of Enzon’s last fiscal year, no Stockholder Nominee has been a party to or had or will have, a direct or indirect material interest in any transaction, series of transactions, or any currently proposed transaction or series of transactions, to which Enzon or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000.

None of the Stockholder Nominees was indebted to Enzon or its subsidiaries at any time since the beginning of Enzon’s last fiscal year in an amount in excess of $60,000.

To the knowledge of the Stockholder Nominees, during Enzon’s last fiscal year, none of the Stockholder Nominees had, currently has, or proposes to have during Enzon’s current fiscal year, any relationship with Enzon or its subsidiaries of the type described under Item 404(b) of Regulation S-K.

None of the Stockholder Nominees has a family relationship with any director, executive officer, or other person nominated or chosen as of the date of this notice by Enzon to become a director or executive officer.

With respect to the information of security ownership of certain beneficial owners and management of Enzon, as required by Item 403 of Regulation S-K, none of the Stockholder Nominees has any knowledge outside of what has been filed by Enzon and third parties with the SEC and made publicly available.

Based solely on public filings to date, to the knowledge of the Stockholder Nominees, there has been no change in control of Enzon since the beginning of Enzon’s last fiscal year.

Each of the Stockholder Nominees would be deemed to be an “Independent Director” pursuant to the rules of NASDAQ.

Each of the Stockholder Nominees has consented to being named as a nominee and to serve as a director of Enzon, if elected. Their signed consents are attached hereto.

THE NOMINATING STOCKHOLDER:

The Nominating Stockholder has a business address at c/o Ogier Fiduciary Services (Cayman) Limited, Queensgate House, PO Box 1234, Grand Cayman KY1-1108, Cayman Islands.

The Nominating Stockholder has not at this time engaged representatives or persons to assist in any proxy solicitation with respect to the 2009 Annual Meeting.

The Nominating Stockholder has not yet decided whether to conduct a proxy solicitation with respect to the 2009 Annual Meeting, but reserves the right to do so.

With respect to all securities of Enzon purchased or sold by the Nominating Stockholder and its affiliates within the past two (2) years, the dates on which such securities were purchased or sold and the amounts of such purchases or sales by each are set forth on Schedule 2 attached hereto.

In the normal course of its business, the Nominating Stockholder purchases securities using funds from its general account and funds borrowed against securities it already owns. The Nominating Stockholder cannot determine whether any funds allocated to purchase Enzon securities were from the Nominating Stockholder’s general account or from borrowings against securities it already owns.

The Nominating Stockholder is not, and was not within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Enzon, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, except as described in the next two paragraphs and on Schedule 2 attached hereto.

In November 2008, DellaCamera Capital Management, LLC (“DCM”), the investment manager of the Nominating Stockholder, on behalf of DCM and its affiliates, including the Nominating Stockholder, entered into an agreement with Moelis & Company, LLC (“Moelis”), an investment banking firm, pursuant to which Moelis would explore strategic alternatives with respect to DCM and its affiliates’ investment in Enzon (the “Moelis Agreement”). Compensation for Moelis’ services may include, to the extent applicable, a percentage of certain gains on shares of Common Stock held by the Nominating Stockholder and its affiliates and/or a fee upon the occurrence of strategic alternatives during a specified period of time.

In February 2008, the Nominating Stockholder and certain of its affiliates entered into a settlement agreement with Enzon, pursuant to which the Nominating Stockholder and such affiliates and Enzon agreed that in consideration of the appointment of a new member to the Board of Directors of Enzon, the Nominating Stockholder would withdraw its nominations of individuals up for election to serve on the Board of Directors of Enzon at the 2008 Annual Meeting of Enzon Shareholders.

No associate of the Nominating Stockholder owns any securities of Enzon beneficially, directly or indirectly.

The Nominating Stockholder does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of Enzon.

Since the beginning of Enzon’s last fiscal year, the Nominating Stockholder has not been a party to or had or will have, a direct or indirect material interest in any transaction, series of transactions, or any currently proposed transaction or series of transactions, to which Enzon or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000.

Neither the Nominating Stockholder nor any of its associates has any arrangement or understanding with any person with respect to any future employment by Enzon or its affiliates. Except as described with respect to the Moelis Agreement, neither the Nominating stockholder nor any of its associates has any arrangement or understanding with respect to any future transaction to which Enzon or any of its affiliates will or may be a party.

The Nominating Stockholder has no substantial interest, direct or indirect, by security holdings or otherwise, that will to its knowledge be acted upon at the 2009 Annual Meeting, other than the election of the Stockholder Nominees.

DellaCamera hereby represents that (1) it is the record holder of shares of Common Stock of Enzon entitled to vote at the 2009 Annual Meeting, and (2) it intends to appear in person or by proxy at the 2009 Annual Meeting (or a special meeting held in lieu thereof) to nominate the Stockholder Nominees for election as Directors of Enzon.

DellaCamera has no arrangement or understanding with any of the Stockholder Nominees pursuant to which such nominations are being made by DellaCamera other than the consent of the Stockholder Nominees to serve as Directors of Enzon, if elected.

Based solely on public filings to date, to the knowledge of the Nominating Stockholder, there has been no change in control of Enzon since the beginning of Enzon’s last fiscal year.

If there is anything in this notice you do not understand or if you require any additional information please immediately contact Richard Mansouri at (212) 808-3565 or c/o DellaCamera Capital Management, LLC, 461 Fifth Avenue, 10th Floor, New York, New York 10017, or please contact Christopher P. Davis, Esq. at (212) 986-6000 or c/o Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176.

DELLACAMERA CAPITAL MASTER FUND, LTD. By: /s/ Andrew Kurtz Name: Andrew Kurtz Title: Director

SCHEDULE 1

Transaction Dates of Enzon Pharmaceuticals, Inc. Securities by the Stockholder Nominees

Over the Past Two (2) Years

Purchases and Sales of Enzon’s Securities

During the Past Two Years by

DR. STEFAN AIGNER

Date	Type of Transaction	Shares
None.

Purchases and Sales of Enzon’s Securities

During the Past Two Years by

PHILIP R. BROENNIMAN

Date	Type of Transaction	Shares
None.

None of the Stockholder Nominees has executed any other transactions in connection with Enzon Pharmaceuticals, Inc. securities over the past two (2) years.

SCHEDULE 2

Transaction Dates of Enzon Pharmaceuticals, Inc. Securities

by the Nominating Stockholder

Over the Past Two (2) Years

Purchases and Sales of Enzon’s Common Stock

During the Past Two Years by

DELLACAMERA CAPITAL MASTER FUND, LTD.

Date	Type of Transaction	Shares
12-Nov-08	Purchase	13,900
7-Nov-08	Purchase	15,000
7-Nov-08	Purchase	10,000
6-Nov-08	Purchase	15,000
3-Nov-08	Purchase	800
28-Oct-08	Purchase	45,026
27-Oct-08	Purchase	25,000
23-Oct-08	Purchase	19,801
22-Oct-08	Purchase	10,908
20-Oct-08	Purchase	9,000
17-Oct-08	Purchase	14,800
7-Oct-08	Purchase	15,000
6-Oct-08	Purchase	15,000
3-Oct-08	Purchase	12,000
2-Oct-08	Purchase	10,000
2-Oct-08	Purchase	13,300
1-Oct-08	Purchase	4,130
30-Sep-08	Purchase	20,000
24-Sep-08	Purchase	20,000

23-Sep-08	Purchase	5,000
23-Sep-08	Purchase	10,000
22-Sep-08	Purchase	2,700
19-Sep-08	Purchase	300
19-Sep-08	Purchase	11,625
18-Sep-08	Purchase	26,177
17-Sep-08	Purchase	31,299
16-Sep-08	Purchase	10,000
15-Sep-08	Purchase	15,000
12-Sep-08	Purchase	5,000
9-Sep-08	Purchase	20,000
5-Sep-08	Purchase	10,000
5-Sep-08	Purchase	10,000
4-Sep-08	Purchase	20,000
3-Sep-08	Purchase	20,000
2-Sep-08	Purchase	9,500
29-Aug-08	Purchase	500
26-Aug-08	Purchase	800
25-Aug-08	Purchase	25,000
31-Jul-08	Purchase	500
1-Jul-08	Purchase	4,300
30-Jun-08	Purchase	50,000
27-Jun-08	Purchase	15,000
26-Jun-08	Purchase	8,543
24-Jun-08	Purchase	10,000

23-Jun-08	Purchase	10,000
20-Jun-08	Purchase	5,013
19-Jun-08	Purchase	6,100
18-Jun-08	Purchase	10,000
17-Jun-08	Purchase	1,819
13-Jun-08	Purchase	6,753
12-Jun-08	Purchase	10,000
11-Jun-08	Purchase	10,000
9-Jun-08	Purchase	1,000
9-Jun-08	Purchase	10,000
9-Jun-08	Purchase	10,000
6-Jun-08	Purchase	10,000
5-Jun-08	Purchase	100
3-Jun-08	Purchase	5,000
2-Jun-08	Purchase	2,700
30-May-08	Purchase	6,500
29-May-08	Purchase	12,800
28-May-08	Purchase	25,000
27-May-08	Purchase	5,000
14-May-08	Purchase	34,377
1-May-08	Purchase	1,800
30-Apr-08	Purchase	20,000
29-Apr-08	Purchase	15,000
25-Apr-08	Purchase	10,000

24-Apr-08	Purchase	10,000
22-Apr-08	Purchase	25,000
17-Apr-08	Purchase	10,000
16-Apr-08	Purchase	3,000
15-Apr-08	Purchase	15,000
14-Apr-08	Purchase	10,500
22-Feb-08	Purchase	7,500
21-Feb-08	Purchase	15,000
19-Feb-08	Purchase	15,546
15-Feb-08	Purchase	8,100
8-Feb-08	Purchase	10,000
8-Feb-08	Purchase	20,000
7-Feb-08	Purchase	2,800
31-Jan-08	Purchase	1,400
30-Jan-08	Purchase	25,000
10-Jan-08	Purchase	5,000
9-Jan-08	Purchase	700
8-Jan-08	Purchase	12,500
7-Jan-08	Purchase	800
4-Jan-08	Purchase	8,800
3-Jan-08	Purchase	25,000
2-Jan-08	Purchase	18,000
31-Dec-07	Purchase	6,142
18-Dec-07	Purchase	75,000
17-Dec-07	Purchase	70,000

13-Dec-07	Purchase	11,565
13-Dec-07	Purchase	78,500
12-Dec-07	Purchase	40,000
11-Dec-07	Purchase	78,500
4-Dec-07	Purchase	21,500
3-Dec-07	Purchase	231
29-Nov-07	Purchase	50,000
28-Nov-07	Purchase	25,000
27-Nov-07	Purchase	25,000
26-Nov-07	Purchase	25,000
20-Nov-07	Purchase	24,700
19-Nov-07	Purchase	40,916
16-Nov-07	Purchase	11,784
15-Nov-07	Purchase	25,000
14-Nov-07	Purchase	25,000
13-Nov-07	Purchase	600
2-Nov-07	Purchase	25,000
1-Nov-07	Purchase	35,000
31-Oct-07	Purchase	31,400
30-Oct-07	Purchase	48,850
23-Oct-07	Purchase	400
22-Oct-07	Purchase	12,500
18-Oct-07	Purchase	6,393
17-Oct-07	Purchase	10,000

16-Oct-07	Purchase	10,000
15-Oct-07	Purchase	10,000
12-Oct-07	Purchase	10,000
10-Oct-07	Purchase	500
9-Oct-07	Purchase	23,296
8-Oct-07	Purchase	25,000
5-Oct-07	Purchase	7,900
4-Oct-07	Purchase	100
3-Oct-07	Purchase	18,600
1-Oct-07	Purchase	25,200
28-Sep-07	Purchase	50,000
27-Sep-07	Purchase	24,904
26-Sep-07	Purchase	50,000
25-Sep-07	Purchase	50,000
24-Sep-07	Purchase	50,000
21-Sep-07	Purchase	25,000
20-Sep-07	Purchase	25,000
19-Sep-07	Purchase	25,000
11-Sep-07	Purchase	25,000
10-Sep-07	Purchase	25,000
7-Sep-07	Purchase	25,000
6-Sep-07	Purchase	25,000
23-Aug-07	Purchase	62,200
21-Aug-07	Purchase	25,000
20-Aug-07	Purchase	50,000

14-Aug-07	Purchase	25,000
13-Aug-07	Purchase	25,000
9-Aug-07	Purchase	25,000
8-Aug-07	Purchase	25,000
6-Aug-07	Purchase	12,800
1-Aug-07	Purchase	44,400
31-Jul-07	Purchase	10,600
26-Jul-07	Purchase	11,232
25-Jul-07	Purchase	33,768
24-Jul-07	Purchase	62,072
23-Jul-07	Purchase	37,928
20-Jul-07	Purchase	2
19-Jul-07	Purchase	37,752
18-Jul-07	Purchase	12,246

Purchases and Sales in Call Options at $7.50 Expiring on May 17, 2008

During the Past Two Years by

DELLACAMERA CAPITAL MASTER FUND, LTD.

Date	Type of Transaction	Options
6-Dec-07	Purchase	250
6-Dec-07	Purchase	500
7-Dec-07	Purchase	750
10-Dec-07	Purchase	170
10-Dec-07	Purchase	250
10-Dec-07	Purchase	30
10-Dec-07	Purchase	310
11-Dec-07	Purchase	20
11-Dec-07	Purchase	370
11-Dec-07	Purchase	350
13-Dec-07	Purchase	500
14-Dec-07	Purchase	500
14-Dec-07	Purchase	500
9-May-08	Sale	(2,000)
13-May-08	Sale	(750)
13-May-08	Sale	(750)
16-May-08	Sale	(1,000)

Purchases and Sales in Call Options at $7.50 Expiring on November 22, 2008

During the Past Two Years by

DELLACAMERA CAPITAL MASTER FUND, LTD.

Date	Type of Transaction	Options
9-May-08	Purchase	2,350
13-May-08	Purchase	1,500
16-May-08	Purchase	1,000
1-Oct-08	Purchase	150
2-Oct-08	Purchase	250
3-Oct-08	Purchase	160
7-Oct-08	Purchase	160
11-Nov-08	Sale	(4,500)
21-Nov-08	Expiration	(1,070)

Purchases and Sales in Put Options at $10.00 expiring February 16, 2008

During the Past Two Years by

DELLACAMERA CAPITAL MASTER FUND, LTD.

Date	Type of Transaction	Options
12-Dec-07	Purchase	1,000
12-Dec-07	Purchase	1,317
12-Dec-07	Purchase	183
9-Jan-08	Sale	(500)
10-Jan-08	Sale	(500)
17-Jan-08	Sale	(500)
18-Jan-08	Sale	(500)
23-Jan-08	Sale	(139)
24-Jan-08	Sale	(361)

Purchases and Sales in Put Options at $7.50 expiring February 16, 2008

During the Past Two Years by

DELLACAMERA CAPITAL MASTER FUND, LTD.

Date	Type of Transaction	Options
11-Dec-07	Purchase	850
11-Dec-07	Purchase	482
15-Feb-08	Expiration	(1,332)

Purchases and Sales in 4% Convertible Senior Notes due 2013

During the Past Two Years by

DELLACAMERA CAPITAL MASTER FUND, LTD.

Date	Type of Transaction	Senior Notes due 2013
2-Aug-07	Purchase	$1,000,000
21-Aug-07	Purchase	$500,000
23-Aug-07	Purchase	$500,000
11-Dec-07	Sale	($1,000,000)
13-Dec-07	Sale	($1,000,000)
11-Nov-08	Purchase	$5,000,000

Consent of Stockholder Nominee

In connection with the 2009 annual meeting of Enzon Pharmaceuticals, Inc. (the “Company”) stockholders, I hereby consent to being named as a Stockholder Nominee in a proxy statement and on a proxy card and to serve as a director of the Company if so elected.

Date: 1.06.2009

/s/ Philip R. Broenniman

Name: Philip R. Broenniman

Consent of Stockholder Nominee

In connection with the 2009 annual meeting of Enzon Pharmaceuticals, Inc. (the “Company”) stockholders, I hereby consent to being named as a Stockholder Nominee in a proxy statement and on a proxy card and to serve as a director of the Company if so elected.

Date: 1/6/2009

/s/ Stefan Aigner

Name: Stefan Aigner, M.D.